Exhibit 99.1

Jet.AI Announces Entry Into Warrant Amendments After Successful Warrant Exchange Offer and Consent Solicitation

LAS VEGAS, August 23, 2024 (GLOBE NEWSWIRE) — Jet.AI Inc. (“Jet.AI” or the “Company”) (NASDAQ: JTAI), an innovative private aviation and artificial intelligence company, announced its entry with Continental Stock Transfer & Trust Company on August 21, 2024 into: (i) the 2021 Warrant Agreement Amendment, which governs the terms and conditions of the Company’s redeemable warrants to purchase shares of Company common stock, par value $0.0001 per share (the “common stock”), which warrants trade on The Nasdaq Capital Market under the symbol “JTAIW” (the “redeemable warrants”), and the Company’s private placement warrants to purchase shares of common stock (the “private placement warrants”); and (ii) the 2023 Warrant Agreement Amendment, which governs the terms and conditions of the Company’s merger consideration warrants to purchase shares of common stock, which warrants trade on The Nasdaq Capital Market under the symbol “JTAIZ” (the “merger consideration warrants”; together with the redeemable warrants and the private placement warrants, the “warrants”).

The Company entered into the 2021 Warrant Agreement Amendment and the 2023 Warrant Agreement Amendment following the expiration of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”), which commenced on June 27, 2024, and expired at 11:59 p.m., Eastern Time, on July 25, 2024. As disclosed on July 30, 2024, the Company was advised that 8,930,344 redeemable warrants (approximately 90.6% of the outstanding redeemable warrants), 5,760,000 private placement warrants (100% of the outstanding private placement warrants), and 5,029,657 merger consideration warrants (approximately 67.7% of the outstanding merger consideration warrants) were validly tendered and not validly withdrawn prior to the expiration of the Offer and the Consent Solicitation.

In accordance with the Company’s entry into the 2021 Warrant Agreement Amendment and the 2023 Warrant Agreement Amendment, the Company has exercised its right to exchange each warrant that was outstanding upon the closing of the Offer for 10% fewer shares of common stock than each such warrant would have been exchanged for pursuant to the applicable exchange ratio in the Offer (such exchange, the “Post-Offer Exchange”). Pursuant to the Post-Offer Exchange, each outstanding redeemable warrant will be mandatorily exchanged for 0.24741 shares of common stock, and each outstanding merger consideration warrant will be mandatorily exchanged for 0.9120 shares of common stock.

The Company has fixed the date for the Post-Offer Exchange as September 9, 2024, and expects to issue approximately 2.4 million shares of common stock in connection therewith, after which no warrants will remain outstanding. In lieu of issuing fractional shares in the Post-Offer Exchange, with respect to any holder of warrants who would otherwise have been entitled to receive fractional shares, the Company will, after aggregating all such fractional shares of such holder, round up to the nearest whole share of common stock and deliver to such holder a whole share in lieu of any fraction thereof.

Pursuant to the terms of the Offer, the Company issued an aggregate of approximately 9.5 million shares of common stock in exchange for the warrants tendered in the Offer, bringing the total shares outstanding to 24,576,880 shares as of July 30, 2024 (an increase of approximately 75.5% from prior to the closing of the Offer). Following the completion of the Post-Offer Exchange, there will be approximately 27,054,217 shares of common stock outstanding (an increase of approximately 93.2% from prior to the closing of the Offer and the Post-Offer Exchange). Upon the completion of the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the redeemable warrants and the merger consideration warrants will be suspended from trading on The Nasdaq Capital Market and will be de-listed following the completion of the Post-Offer Exchange. The Company’s common stock will continue to be listed and trade on The Nasdaq Capital Market under the symbol “JTAI.”

Morrow Sodali LLC served as the Information Agent for the Offer and the Consent Solicitation and Continental Stock Transfer & Trust Company served as the Exchange Agent.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities issued, or to be issued in the Offer was declared effective on July 22, 2024. The Offer and the Consent Solicitation were made only through the Schedule TO and Prospectus/Offer to Exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and the Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange, and related letter of transmittal.

About Jet.AI

Jet.AI operates in two segments, Software and Aviation, respectively. The Software segment features the B2C CharterGPT app and the B2B Jet.AI Operator platform. The CharterGPT app uses natural language processing and machine learning to improve the private jet booking experience. The Jet.AI operator platform offers a suite of stand-alone software products to enable FAA Part 135 charter providers to add revenue, maximize efficiency, and reduce environmental impact. The Aviation segment features jet aircraft fractions, jet card, on-fleet charter, management, and buyer’s brokerage. Jet.AI is an official partner of the Las Vegas Golden Knights, 2023 NHL Stanley Cup® champions. The Company was founded in 2018 and is based in Las Vegas, Nevada and San Francisco, California.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected timing of the Offer, the Consent Solicitation, and the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and Registration Statement on Form S-4, filed June 27, 2024, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Contacts:

Gateway Group, Inc.

949-574-3860

Jet.AI@gateway-grp.com